CONSOL ENERGY
America's On Switch.
WE'RE WORKING DOWN HERE, TO KEEP AMERICA RUNNING UP THERE.
CONSOL ENERGY
America's On Switch.

2008 Credit Suisse Energy Summit
February 5, 2008
Vail, CO
Filed by CONSOL Energy Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 and
Rule 14d-2(b) of the Securities Exchange Act of 1934
Subject Company: CNX Gas Corporation
Commission File No. 001-32723

WE'RE WORKING DOWN HERE, TO KEEP AMERICA RUNNING UP THERE. CONSOL ENERGY
America's On Switch.

Cautionary Statements and Safe Harbor Disclosure
This presentation contains certain financial measures, such as EBIT and EBITDA. As required by Securities and Exchange Commission Regulation G, reconciliations of these measures to amounts reported in CONSOL Energy’s consolidated financial statements are provided in its quarterly earnings releases.
Various statements in this document, including those that express a belief, expectation, or intention, as well as those that are not statements of historical fact, are forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of
1995). The forward-looking statements may include projections and estimates concerning the timing and success of specific projects (including statements relating to the timing of and satisfaction of conditions to the exchange offer and merger with CNX Gas and whether any of the anticipated benefits of the transaction will be realized), our future production, revenues, income and capital spending. When we describe strategy that involves risks or uncertainties, we are making forward-looking statements. The forward-looking statements in this document speak only as of the date of this document; we disclaim any obligation to update these statements unless required by securities law, and we caution you not to rely on them unduly. We have based these forward-
looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. For additional information, please see our 2006 Form 10-K under "Risk Factors," as updated by any subsequent Form 10-Qs, which are on file at the Securities and Exchange Commission and to be set forth in our
Registration Statement on Form S-4 to be filed with the Securities and Exchange Commission with respect to the exchange offer to CNX Gas'
stockholders.
IMPORTANT INFORMATION: In connection with the proposed exchange offer to the stockholders of CNX Gas Corporation, CONSOL Energy expects to file a registration statement on Form S-4 containing an exchange offer prospectus and related materials with the Securities and Exchange Commission.
INVESTORS AND SECURITY HOLDERS OF CNX GAS CORPORATION ARE URGED TO READ THE EXCHANGE OFFER PROSPECTUS AND THE
OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE
OFFER AND CONSOL Energy. Investors and security holders may obtain a free copy of the exchange offer prospectus and other relevant materials
(when they become available) and other documents filed by CONSOL Energy with the commission at the commission's website, www.sec.gov. Copies of the exchange offer prospectus and other relevant documents (when they become available) may also be obtained without charge from CONSOL Energy.
Requests to CONSOL Energy should be made in writing to Thomas F. Hoffman, Senior Vice President - External Affairs, CONSOL Energy Inc., 1800
Washington Road, Pittsburgh, PA 15241, or by email at tomhoffman@consolenergy.com.

CONSOL Energy’s Advantages
Coal Reserves
– Large, contiguous blocks owned-in fee
– Heat content
– Location
Transportation
– River transportation subsidiary
– Dual rail access at most mines
– Coal export terminal
Gas Company

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CONSOL ENERGY
America's On Switch.

Largest Coal Reserve Holder East of MS. River
Northern Appalachia
• Reserves ~ 2.7 billion tons
• Production: 57.0 million tons
Central Appalachia
• Reserves ~ 800 million tons
• Production: 10.9 million tons
Illinois Basin
• Reserves ~ 700 million tons
PRB
• Reserves ~ 300 million tons
* 2007 production includes 1.0 million tons from Emery, UT. Reserves include 31 mmt assigned to UT and 129 mmt assigned to Western Canada.
Profile of CONSOL Coal*
• Reserves ~ 4.5 BNt
• 2007 Production:  64.6 Mt
• Avg. Reserve Life:  25+ years
• Operating Mine Complexes: 15

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Reserves Owned-in-fee
Advantages of ownership:
•
Leverage to higher pricing
•
Ability to forecast and control future costs – no LBA payments
Coal Reserves Approx.
Company (billions of tons) % Owned
CONSOL Energy 4.5 70%
Patriot Coal 1.2 55%
Foundation Coal 1.6 45%
Peabody excl. Patriot 8.8 42%
Massey Energy 2.3 18%
Arch Coal 2.9 13%
Alpha Natural Resources 0.5 5%
Source: Company filings with the Securities and Exchange Commission

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CONSOL ENERGY
America's On Switch.

6 Heating Value 8,400 13,000 12,500 8,800 11,500 0 5,000 10,000 15,000 PRB PRB ILB CAPP NAPP 18 Btu’s per pound of coal Approx. 80% of CONSOL’s coal production

[redacted]

[redacted]

Scrubbers Installed Thru 2008
Scrubbers Installed 2009-2010
Scrubbers Installed 2011-2012
Scrubbers Installed 2013+
0
129.50
259
miles

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CONSOL ENERGY
America's On Switch.

Close Proximity to Customers
By year-end 2012, approx. 142
gigawatts East of MS. River
are scheduled to be scrubbed
149% increase in market
opportunity
Nearly 60 generating units
are within 50 miles of
CONSOL’s Pitt8 coal reserves
How the numbers stack up:

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CONSOL ENERGY
America's On Switch.

Percentage of Gigawatts Scrubbed by Year
Since 2006, CONSOL has signed 6 multi-year, multi-million ton agreements with domestic customers that in aggregate ~ 250 million tons of high-Btu coal
62%
28%
10%
Thru 12/31/08 2009-2010 2011+

Central Appalachia (CAP)
Northern Appalachia (NAP)
(NAP)
(ILB)
(UIB)
Illinois Basin (ILB)
Uinta Basin (UIB)
Powder River Basin (PRB)
Dollars per Ton
$70
$65
$60
$55
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
28-Jan-05
11-Mar-05
22-Apr-05
3-Jun-05
15-Jul-05
26-Aug-05
7-Oct-05
18-Nov-05
30-Dec-05
10-Feb-06
24-Mar-06
5-May-06
16-Jun-06
28-Jul-06
8-Sep-06
20-Oct-06
1-Dec-06
12-Jan-07
23-Feb-07
6-Apr-07
18-May-07
29-Jun-07
10-Aug-07
21-Sep-07
2-Nov-07
14-Dec-07
25-Jan-08

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9 NAPP Pricing Has Converged with CAPP Source: EIA

$ per ton produced
Production (MM tons)

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Margin Focused and Production Disciplined
$2.45
$6.91
$10
$15
$20
$25
$30
$35
$40
2001 2002 2003 2004 2005 2006 2007
60
64
68
72
76
80
Avg. Production Cost Coal Margin Coal Production
$35.61
$24.66
$26.76
$27.61
$30.06
$38.99 Avg. Realized Pricing
$40. 66
As of December 31, 2007

Wisconsin Energy Corporation
Duke Energy
Santee Cooper

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CONSOL ENERGY
America's On Switch.

11 Our Coal is Traveling Farther Export Duke (North Carolina) Santee Cooper (South Carolina) We Energies (Wisconsin) Overseas

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CONSOL ENERGY
America's On Switch.

100% Ownership of Export Terminal
Largest exporter of coal in the U.S.
Only E. Coast terminal served by two rail lines
–
Norfolk Southern
–
CSX Transport
Capacity
–
Practical : 12 million tons
Export Terminal at the Port of Baltimore Export Terminal at the Port of Baltimore
Ground storage
–
1.2 million tons
Coal exports
–
For 2007, approx. 6.9 mm tons
–
For 2008, up another ~25%
Countries served
–
Denmark, England, France, Germany, Ireland, Portugal

Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08

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Up Cycle Just Beginning?
API #2 to ARA
$-
$20
$40
$60
$80
$100
$120
$140
Last up cycle for coal ~ 2 years
Current price ~ $130 for
delivery in first half of 2009
API #2 to ARA ($/metric tonne) 110 $       130 $       150 $
Implied pricing of 3.4# NAPP ($/short ton) 57 $         72 $         87 $
*assumes vessel rate to ARA of $35

(Tons in 000's)
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007e
2008e

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CONSOL ENERGY
America's On Switch.

14 Forecast: Coal Exports Up 20 million tons in 2 years Coal Exports 69.6 57.6 49.6 0 20,000 40,000 60,000 80,000 100,000 120,000 Sources: EIA, PIRA, company estimates.

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CONSOLENERGY
America's On Switch.

Long-Term Demand for Coal (Thru 2030)
OECD Coal Consumption by Region
0
10
20
30
40
50
60
70
North America OECD Europe OECD Asia Total OECD
1980 2004 2015 2030
World Coal Consumption
0
50
100
150
200
250
1980 1984 1988 1992 1996 2000 2004 2008 2012 2016 2020 2024 2028
OECD Non-OECD Total
Coal Consumption in China by Sector
0
20
40
60
80
100
Electricity Industrial Other Sectors Total
2004 2015 2030
Non-OECD Coal Consumption
0
20
40
60
80
100
120
140
160
Non-OECD
Europe/Eurasia
Non-OECD Asia Other Non-OECD Total Non-OECD
1980 2004 2015 2030
Quadrillion Btu

Millions of tons

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Ability to Capitalize on Up Cycle
33.4
4.5
53.1
5.1
62.8
5.2
0
20
40
60
2009 2010 2011
Unpriced Steam Coal Unpriced Low-Vol Met Coal
2009 2010 2011
Production Guidance 70 – 74 76.6 – 80.6 76.7 – 80.7
(mm of Tons)

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CONSOL ENERGY
America's On Switch.

Appalachian Brownfield Opportunities
Longwall Face Extensions Birch Shoemaker Additional Longwalls
Potential to grow Appalachian production through brownfield
expansion by ~ 25 million tons over next 10 years

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CONSOL ENERGY
America's On Switch.

18 River Transportation Subsidiary Assets on the inland waterways of Northern Appalachia 750 Barges 25 Tow Boats 5 Harbor Boats 24+ Million tons per year capability Alicia Dock

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CONSOL ENERGY
America's On Switch.

Transportation Flexibility
(Millions of tons)
2006
Northern Appalachia Production CSX NS Barge Rail-to-Barge
Enlow Fork 10.7 X X X
McElroy 10.5 X
Bailey 10.2 X X X
Loveridge 6.4 X X X
Robinson Run 5.7 X X
Blacksville 5.0 X X X
Mine 84 3.5 X X
Shoemaker 1.0 X X
Central Appalachia
Buchanan (metallurgical) 5.0 X X
Amvest (~10% metallurgical) 4.9 X X X
Jones Fork 3.1 X X
Mill Creek 2.1 X X
Southern WV Resources 1.2 X X
Miller Creek 0.9 X X
Amonate (metallurgical) 0.5 X X
Western U.S.
Emery 1.1
Railroads
Truck-to-Rail
Coal Delivery Options

20 Unique Investment Proposition Coal Reserves – Large, contiguous blocks owned-in fee – Location Transportation – River transportation subsidiary – Coal export terminal Gas Company

2008 Credit Suisse Energy Summit February 5, 2008 Vail, CO

Safe Harbor Disclosure
Forward-Looking Statements
Various statements in this document, including those that express a belief, expectation, or intention, as well as those that are not statements of historical fact, are forward-looking statements (as defined in Section 21E of the Securities Exchange Act of
1934 and the Private Securities Litigation Reform Act of 1995). The forward-looking statements may include projections and estimates concerning the timing and success of specific projects (including statements relating to the timing of and satisfaction of conditions to the exchange offer and merger with CNX Gas and whether any of the anticipated benefits of the transaction will be realized), our future production, revenues, income and capital spending. When we describe strategy that involves risks or uncertainties, we are making forward-looking statements. The forward-looking statements in this document speak only as of the date of this document; we disclaim any obligation to update these statements unless required by securities law, and we caution you not to rely on them unduly. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control.  For additional information, please see our 2006 Form 10-K under "Risk Factors," as updated by any subsequent Form 10-Qs, which are on file at the
Securities and Exchange Commission and to be set forth in our Registration Statement on Form S-4 to be filed with the
Securities and Exchange Commission with respect to the exchange offer to CNX Gas' stockholders.
IMPORTANT INFORMATION: In connection with the proposed exchange offer to the stockholders of CNX Gas Corporation,
CONSOL Energy expects to file a registration statement on Form S-4 containing an exchange offer prospectus and related materials with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS OF CNX GAS
CORPORATION ARE URGED TO READ THE EXCHANGE OFFER PROSPECTUS AND THE OTHER RELEVANT
MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT
THE OFFER AND CONSOL Energy. Investors and security holders may obtain a free copy of the exchange offer prospectus and other relevant materials (when they become available) and other documents filed by CONSOL Energy with the commission at the commission's website, www.sec.gov. Copies of the exchange offer prospectus and other relevant documents (when they become available) may also be obtained without charge from CONSOL Energy.  Requests to
CONSOL Energy should be made in writing to Thomas F. Hoffman, Senior Vice President - External Affairs, CONSOL Energy
Inc., 1800 Washington Road, Pittsburgh, PA 15241, or by email at tomhoffman@consolenergy.com.